Filed by Paramount Gold and Silver Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company:  Paramount Gold and Silver Corp.

Commission File No.: 001-33630

Paramount Gold and Silver Corp. Provides Spin-Off Transaction Update

Winnemucca, Nevada – April 9, 2015. Paramount Gold and Silver Corp. (NYSE/TSX: PZG) (“Paramount” or the “Company”) announced today that the Securities and Exchange Commission (“SEC”) has declared effective the Registration Statement on Form S-1 filed by the Company’s subsidiary Paramount Gold Nevada Corp. (“SpinCo” or “Paramount Gold Nevada”) in connection with the spin-off of Paramount Gold Nevada as a separate, publicly traded company. As previously announced, Company stockholders of record at the close of business on April 14, 2015 will be entitled to receive one share of common stock of SpinCo for every 20 shares of Paramount common stock held by such stockholder, payable or issuable upon the closing of the previously announced merger (the “merger”) of the Company and Coeur Mining, Inc. (“Coeur”) (NYSE: CDE), provided that they continue to hold their Paramount shares at the time of closing of the merger. Cash will be paid in lieu of issuing fractional shares of stock.

Paramount Gold Nevada will have approximately 8.5 million shares of common stock issued and outstanding when trading is expected to commence on the NYSE MKT on April 20, 2015 under the ticker “PZG”. The company will be capitalized with approximately $10 million in cash (less transactional expenses) and no debt.

The merger is anticipated to become effective on April 17, 2015. The merger is subject to the approval of the stockholders of Paramount and Coeur, as applicable, and other customary closing conditions as set forth in the merger agreement that was previously filed under Form 8-K on December 18, 2014, as amended by Amendment No.1 dated as of March 3, 2015. If Paramount stockholders or Coeur stockholders do not approve the merger or if the other conditions to the merger are not satisfied or waived, Paramount will not be required to complete the distribution of SpinCo common stock.

Paramount stockholders of record as of February 24, 2015 have been mailed the Notice of Meeting and Joint Proxy Statement/Prospectus and are entitled to vote on the acquisition of Paramount by Coeur and related proposals at the special meeting of the stockholders to be held on April 17, 2015 at 10:00 am EST at The Westin Hotel, 321 North Fort Lauderdale Beach Boulevard, Fort Lauderdale, Florida.

About Paramount

Paramount is a U.S.-based exploration and development company with multi-million ounce advanced stage precious metals projects in northern Mexico (San Miguel) and Nevada (Sleeper).

The San Miguel Project consists of over 100,000 hectares (over 247,000 acres) in the Palmarejo District of northwest Mexico, making Paramount the largest claim holder in this rapidly growing precious metals mining camp. The San Miguel Project is ideally situated near established, low cost production where the infrastructure already exists for early, cost-effective exploitation. The San Miguel Project does not contain any known reserves and any planned drilling program is exploratory in nature.

The Sleeper Gold Project is located off a main highway about 25 miles from the town of Winnemucca. In 2010, Paramount acquired a 100% interest in the project including the original Sleeper high-grade open pit mine operated by Amax Gold from 1986 to 1996 as well as staked and purchased lands now totaling 2,570 claims and covering about 47,500 acres stretch south down trend to Newmont’s Sandman project. This acquisition is consistent with the Company’s strategy of district-scale exploration near infrastructure in established mining camps. The Sleeper Gold Project does not contain any known reserves and any planned drilling program is exploratory in nature.

Safe Harbor for Forward-Looking Statements:

This release and related documents may include “forward-looking statements” including, but not limited to, statements related to the interpretation of drilling results and potential mineralization, future exploration work at the San Miguel Project and the Sleeper Gold Project and the expected results of this work, estimates of resources including expected volumes and grades and the economic projections included in the project’s PEA. Forward-looking statements are statements that are not historical fact and are subject to a variety of risks and uncertainties which could cause actual events to differ materially from those reflected in the forward-looking statements including fluctuations in the price of gold, inability to complete drill programs on time and on budget, and future financing ability. Paramount’s future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other applicable securities laws. Words such as “believes,” “plans,” “anticipates,” “expects,” “estimates” and similar expressions should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including, but not limited to: uncertainties involving interpretation of drilling results, environmental matters, lack of ability to obtain required permitting, equipment breakdown or disruptions, and the other factors described in Paramount’s Annual Report on Form 10-K for the year ended June 30, 2014 and its most recent quarterly reports filed with the SEC. There can be no assurance that common stock of Paramount Gold Nevada Corp. will be in fact listed on the NYSE MKT LLC.

Except as required by applicable law, Paramount disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this document.

Additional Information

The joint proxy statement included in the registration statement on Form S-4 that Coeur has filed with the SEC (which registration statement was declared effective on March 16, 2015) and that Paramount has mailed to its stockholders contains information about Paramount, the San Miguel Project, Coeur, the merger agreement and related matters. Stockholders are urged to read the joint proxy statement carefully, as it contains important information that stockholders should consider before making a decision about the merger. In addition to receiving the joint proxy statement from Paramount by mail, stockholders will also be able to obtain the joint proxy statement, as well as other filings containing information about Paramount and Coeur, without charge, from the SEC’s website (www.sec.gov) or, without charge, from Paramount at the telephone number and address below. This announcement is neither a solicitation of a proxy, an offer to purchase, nor a solicitation of an offer to sell shares of Paramount. Paramount and its executive officers and directors may be deemed to be participants in the solicitation of proxies from Paramount’s stockholders with respect to the proposed merger. Information regarding any interests that Paramount’s executive officers and directors may have in the merger is set forth in the joint proxy statement. Copies of the merger agreement and certain related documents were filed by Paramount with the SEC on December 18, 2014 on Form 8-K and are available at the SEC’s website at www.sec.gov.

Paramount Gold and Silver Corp.
Christopher Crupi, CEO
Chris Theodossiou, Investor Relations
Toll-free (866) 481 2233

665 Anderson Street

Winnemucca, Nevada

Innisfree M&A Incorporated

Toll-free (888) 750-5834